Exhibit 1

ANNOUNCEMENT

Only to be used within the Republic of Argentina

FINTECH TELECOM LLC

MANDATORY TENDER OFFER

in respect of

CLASS B COMMON SHARES

traded on the Buenos Aires Securities Market

“Mercado de Valores de Buenos Aires S.A.”

issued by

TELECOM ARGENTINA S.A.

Application shall be made to the CNV to make a mandatory tender offer in Argentina in accordance with all applicable rules and regulations, not later than 10 business days after the last date of publication of this announcement, and, therefore, no authorization has been given yet in respect thereof. Thus, any information herein contained is subject to amendment and modification and cannot be deemed as final.

Pursuant to the provisions of Sections 87 and subsequent sections of Argentine Law No 26,831 of Capital Markets, and Section II, Chapter II, Title III, of the rules of the Argentine Securities Commission, or Comisión Nacional de Valores (the “CNV Rules”) in connection with mandatory tender offers in case of a change of control and indirect acquisition of a “significant participation”, Fintech Telecom, LLC ("Fintech Telecom" or the "Offeror") promotes and formulates a mandatory tender offer for all Class B common shares issued by Telecom Argentina S.A. (“Telecom Argentina”) which are traded on the Buenos Aires Securities Market, or Mercado de Valores de Buenos Aires S.A. (the “OPA”).

1.	OPA Background and Purpose

Fintech Telecom is a limited liability company organized under the laws of the State of Delaware, United States, registered with the Provincial Division of Legal Entities of the Province of Buenos Aires, or Dirección Provincial de Personas Jurídicas de la Provincia de Buenos Aires, under the terms of

Section 123 of Argentina Law 19,550, on December 30, 2013, in accordance with Resolution 10018. The domicile of the company is located at Orange St. 1209, Wilmington, New Castle, Delaware, United States of America. The company’s domicile in Argentina, for purposes of Section 123 of Argentine Law 19,550, is at General Juan Lavalle 2243, Florida, Vicente López, Province of Buenos Aires.

On November 13, 2013, Fintech Telecom, as purchaser, and Telecom Italia S.p.A. and Telecom Italia International N.V., as sellers, entered into a stock purchase agreement, as amended on October 24, 2014, under which the purchase of a controlling ownership interest in Sofora Telecomunicaciones S.A. (“Sofora”) consisting of 51% of its common capital stock is pending. As of the date hereof, no authorization, express or implied, has been given by the Argentine Telecommunications Regulatory Authority (“Enacom”), or by the Argentine Antitrust Authorities to carry out such transaction.

Sofora is a sociedad anónima, a limited liability corporation, organized under the laws of Argentina, holder of an ownership interest equal to 100% of the common shares and voting rights in Nortel Inversora S.A. (“NTL”), a sociedad anónima organized under the laws of Argentina which, in turn, has an ownership interest equal to 54.74% of the common shares and voting rights in Telecom Argentina.

As a result of the acquisition of 51% of Sofora common shares, the Offeror shall increase its ownership interest in Sofora to 68% of the capital stock and voting rights in Sofora.

This OPA is promoted and intended to be made in compliance with the terms of Sections 87 and subsequent sections of Argentine Law 26,831 of Capital Markets and Section II, Chapter II, Title III of the rules issued by the Argentine Securities Commission in respect of mandatory tender offers in case of a change of control and indirect acquisition of a “significant participation” prior to the acquisition of the direct control of Sofora and indirectly of Telecom Argentina. Class C shares issued by Telecom Argentina are subject to special rules of ownership and transfer under the employee benefit plan created by Telecom Argentina and therefore, no such shares shall be the subject of this OPA, except to the extent that they are converted into Class B shares by a Class C shareholder, in which case they shall be subject to this OPA as Class B shares.

The promotion and consummation of the OPA has been decided by resolution adopted by Fintech Telecom on February 23, 2016. Fintech Telecom has represented that it has access to such economic sources as are necessary to pay the OPA Price. Notwithstanding the foregoing, any obligations to pay the OPA Price shall be duly guaranteed, pursuant to CNV Rules.

2.	OPA Price

The unit price payable for each Class B share duly tendered by its holder to be purchased by the Offeror during the Offer Period (as defined below) shall amount to Pesos 46 (forty six) per share (less any cash dividend as may be payable by Telecom Argentina from the date of this announcement to the date of actual payment of the OPA Price). Said price shall be payable in Pesos in Argentina not later than 5 (five) business days after expiration of the Offer Period. Upon any tender, each seller of shares pursuant to the OPA shall state its income tax condition in respect of any sale of shares pursuant to Argentine Income Tax Law as amended by Law No 26,893 promulgated on September 20, 2013, so as any tax withholdings shall be made as applicable.

The Offeror appointed Raymond James Argentina S.A. Agente de Liquidación y Compensación y Agente de Negociación – Integral, License Nbr. 31 granted by the CNV as agent for the OPA (the “Agent”) where copies of this announcement and the prospectus will be available.

3.	Term and Conditions to the OPA.

Pursuant to applicable rules and regulations, the OPA shall be effective for a general term of 20 (twenty) business days (the “General Term”) plus an additional 5 (five) business day-period (the “Additional Term”). The General Term will be that which is announced through a new notice through this medium once the authorization by the CNV for the commencement of the Offer Period shall have been obtained and all other conditions precedent to this OPA shall have been duly complied with. Upon the expiration of the General Term, the Additional Term will be granted, which shall be 5 (five) business days from the date of the expiration of the General Term, so that any such Shareholders who may have not agreed upon the terms of the OPA during the General Term may do so within the Additional Term (the date of expiration of the Additional Term, referred to as the “Expiration Date”).

The Offeror may extend the General Term and/or the Additional Term pursuant to applicable rules (in which case the “Expiration Date” shall be such date on which the Additional Term after the extended General Term and/or extended Additional Term, shall have expired). The “Offer Period” shall be the period between the beginning of the General Term and the Expiration Date. Upon expiration of the Additional Term (considering any extension thereof pursuant to the foregoing sentence, if any), the OPA shall expire and no further acceptance shall be valid under the OPA.

The OPA shall be voluntarily accepted by shareholders and shall cover all Class B shares issued by Telecom Argentina other than those held by the Offeror on the Expiration Date, without the existence of any maximum or minimum amount or percentage of Shares to which the obligation of the Offeror under the OPA shall be subject. Accepting shareholders shall comply with all such steps as shall be set forth in the prospectus in order to evidence their acceptance and submit all and any documents to the Agent as are therein described.

4.	Conditions to the OPA

The OPA shall be an irrevocable offer, and shall not be amended, revoked or otherwise cease to be in force and effect other than in accordance with the terms hereof and with the provisions of the prospectus of the OPA and any applicable rules and regulations. However, the consummation of the OPA is subject to, among other conditions set forth in the prospectus, the following: (i) the final acquisition by Fintech Telecom of the direct controlling interest in Sofora is duly completed, (ii) all and any such approvals as are necessary to be obtained from Enacom and any Argentine Antitrust Authorities for the final acquisition of such controlling interest have been duly obtained and are in full force and effect, and there is no further condition which could adversely affect the Offeror or Telecom Argentina, and (iii) the approval for the OPA has been obtained from the CNV and is in full force and effect in the terms proposed by the Offeror, pursuant to applicable rules and regulations.

February 24, 2016